[BCSB Bankcorp, Inc. Letterhead]





                                  July 10, 2007



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re:      BCSB Bankcorp, Inc.
                  Item 4.02 Form 8-K
                  Filed July 5, 2007
                  File No.  000-24589

Ladies and Gentlemen:

         On behalf of BCSB Bankcorp, Inc. (the "Company"), this letter is provided in response to comments provided by Securities and Exchange Commission (the "Commission") staff, by letter dated July 6, 2007, with respect to the Company's Form 8-K filed on July 5, 2007 (the "Form 8-K") and supplements our response dated July 9, 2007.

         On behalf of the Company, the undersigned acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please direct any further comments or questions to the undersigned at
(410) 256-5000.

                                               Very truly yours,

                                               /s/ Bonnie M. Klein

                                               Bonnie M. Klein
                                               Vice President and Treasurer

cc:  Mr. Hugh West
     Mr. William J. Schroeder
       Securities and Exchange Commission
     Gary R. Bronstein, Esq.
     Joel E. Rappoport, Esq.
       Muldoon Murphy & Aguggia LLP
     Mr. Conor Quinn
       Stegman & Company Professional Association